UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
DECEMBER 6, 2010

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

The TJX Companies, Inc.

File No. 001-04908 - CF# 25693

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The TJX Companies, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibit to Forms 10-Q filed on August 27, 2010, and November 24, 2010.

Based on representations The TJX Companies, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

Exhibit 10.1   through May 5, 2011

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Pamela Howell
Special Counsel